CENTURI HOLDINGS, INC.
19820 North 7th Avenue, Suite 120
Phoenix, Arizona 85027
May 19, 2025
VIA EDGAR
Kevin Dougherty
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centuri Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-287200)
Dear Mr. Dougherty:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Centuri Holdings, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-287200) to 4:05 p.m. (New York City time), on May 20, 2025, or as soon as practicable thereafter.
The Company requests that it be notified of such effectiveness by a telephone call to R. John Hensley, the Company’s counsel at Morrison & Foerster LLP, by phone at (512) 617-0661.

Very truly yours,

Centuri Holdings, Inc.

By:	/s/ Gregory A. Izenstark
Name:	Gregory A. Izenstark
Title:	Chief Financial Officer